Exhibit 99.3

[TRANSLATION]

May 15, 2017

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,

Chief Executive Officer and President

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: FTEO, NASDAQ)

Contact: Mitsuhiro Maeda,

Finance Department Manager

Telephone: +81-3-5463-6344

Differences between the forecasts for the year ended March 31, 2017 and the actual results

FRONTEO, Inc. announces the differences between the revised consolidated forecasts for the year ended March 31, 2017, which were published on February 14, 2017, and the actual results that were published today. FRONTEO, Inc. also announces the differences between the previously announced non-consolidated forecasts and the actual results.

1. Differences between the consolidated forecasts for the year ended March 31, 2017 and the actual results (April 1, 2016 through March 31, 2017)

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	11,800	(850)	(860)	(700)	(19.47)
Actual results (B)	11,494	(929)	(965)	(771)	(21.21)
Differences (B) - (A)	(306)	(79)	(105)	(71)	—
Changes (%)	(2.6)	—	—	—	—
(Reference) Actual results for the year ended March 31, 2016	10,553	71	25	(194)	(5.47)

2. Differences between the non-consolidated forecasts for the year ended March 31, 2017 and the actual results (April 1, 2016 through March 31, 2017)

	Net sales (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	4,570	260	115	3.20
Actual results (B)	4,430	120	61	1.68
Differences (B) - (A)	(140)	(140)	(54)	—
Changes (%)	(3.1)	(53.7)	(46.9)	—
(Reference) Actual results for the year ended March 31, 2016	4,560	189	74	2.09

Reasons for the differences

Consolidated

The difference in Net sales in between the forecast and the actual figures is 306 million yen. This is because contrary to the forecast, there was a downside performance of Legal business in Japan which had previously sustained strong performance before the Fourth Quarter Fiscal year 2017; foreign exchange losses as a result of an increase in the yen’s value compared to the internal exchange rate which U.S. subsidiaries adopted originally; and a delay in an expected client project by our Korean subsidiary.

Non-consolidated

Net sales of AI business showed firm growth as opposed to diminishment of Legal business which is because of order of new project in Fourth Quarter Fiscal year 2017 did not work as planned. As a result, Net Sales was 140 million yen less than the forecast.

Difference between Actual and Forecast of Ordinary income was 140 million yen as a result of a decrease in sales: recruitment of employees in AI business; and an exchange loss due to more than expected appreciation of yen.